Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Stickybones, Inc.
380 Carrol Court Suite D
Brentwood, CA 94513
https://www.stickybones.com/

Up to $1,234,999.81 in Common Stock at $1.21
Minimum Target Amount: $9,999.44

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Stickybones, Inc.
Address: 380 Carrol Court Suite D, Brentwood, CA 94513
State of Incorporation: CA
Date Incorporated: February 20, 2015

Terms:

Equity

Offering Minimum: $9,999.44 | 8,264 shares of Common Stock
Offering Maximum: $1,234,999.81 | 1,020,661 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.21
Minimum Investment Amount (per investor): $249.26

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the next 72 hours and receive 10% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive 5% bonus shares.

Amount-Based:

$500+ | Tier 1

50% Product Discount (Discount applies a maximum of 3 Stickybones Figures).

$1,000+ | Tier 2

Receive access to our private Investor Facebook Group | 1 Free Stickybones Figure & 1 Fly-Rig 2.0 | Additional 50% Product Discount (Discount applies a maximum of 3 Stickybones Figures).

$2,500+ | Tier 3

Receive access to our private Investor Facebook Group | 3 Free Stickybones Figures & 2 Fly-Rigs 2.0 | Additional 50% Product Discount (Discount applies a maximum of 5 Stickybones Figures) | Access to Investor Webinar with the Founders of Stickybones.

$5,000+ | Tier 4

Access to private Investor FB Group | 5 Free Stickybones Figures & 3 Fly-Rigs 2.0 | 50% Off Stickybones (max 7) | 2% Bonus Shares | Access to Investor Webinar w/Founders | Investors Meet and Greet event w/Drinks and Hors d'oeuvres.

$10,000+ | Tier 5

Private Investor FB Group | 7 Stickybones Figures & 4 Fly-Rigs 2.0 | 50% Off Stickybones (max 10) | 5% Bonus Shares | Investor Webinar w/Founders | Investors Meet and Greet event w/drinks and hors d'oeuvres | Private phone call w/founders.

$25,000+ | Tier 6

PVT Investor FB Grp | 15 SB Figs. & 7 Fly-Rigs 2.0 | 50% Off SB (max 20) | 10% Bonus Shares | Investor Webinar | Meet/Greet w/Drinks & Hors d'oeuvres | PVT call w/founders | PVT dinner w/Founders | Tour of mfg facility | Early access to new products.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Stickybones will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.21 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $121. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Combining our expertise in making super-poseable figures, deep learning and computer vision technology, and animation, Stickybones Inc. ("Stickybones" or the "Company" is creating an entirely new genre of smart toy technology, by connecting our poseable figures within the physical world to the metaverse, simultaneously, elegantly merging the tactile sense of touch, and motion-capture, enabling extended reality(XR) experiences.

Stickybones Inc. owns the IP which includes 27 design and utility patents. The following are our patent numbers:

United States Patent (US) 10,500,514

Taiwan Patent (Foreign) I704948

United States Patent (US Design) D800,229

United States Patent (US Design) D800,230

United States Patent (US Design) D800,847

United States Patent (US Design) D800,231

United States Patent (US Design) D800,232

EU-ECD Patent (Foreign Design) 003838184-0001

EU-ECD Patent (Foreign Design) 003838184-0002

EU-ECD Patent (Foreign Design) 003838184-0003

EU-ECD Patent (Foreign Design) 003838184-0004

EU-ECD Patent (Foreign Design) 003838184-0005

Taiwan Patent (Foreign Design) D188329

United States Patent (US) 10,933,340

Japan Patent (Foreign) 6892436

Japan Patent (Foreign) 6986177

United Kingdom Patent (Foreign) GB2557144 B

United States Patent (US Design) D856,441

United States Patent (US Design) D884,093

United Kingdom Patent (Foreign) GB2589519

United Kingdom Patent (Foreign) GB2589520

United Kingdom Patent (Foreign) GB2589521

United Kingdom Patent (Foreign Design) 90038381840001

United Kingdom Patent (Foreign Design) 90038381840002

United Kingdom Patent (Foreign Design) 90038381840003

United Kingdom Patent (Foreign Design) 90038381840004

United Kingdom Patent (Foreign Design) 90038381840005

Stickybones Inc. was initially organized as Stickybones LLC, a California limited liability company, on February 20, 2015, and converted to a newly formed Delaware corporation on February 28, 2018.

Competitors and Industry

Industry

The Global Metaverse market size in 2022 is approximately $47.48 billion & is predicted to grow to $678.80 Billion by 2030, with a CAGR of 39.44% during the period 2022-2030.

In addition, the Global animation market size in 2022 was $391 billion and the Global Toys & Games market size in 2022 was $308.21 billion.

We have nearly doubled our sales in the past year as we disrupt multiple major markets, including the global smart toys industry, valued at $10.11 billion as of 2020, growing at a CAGR of 28%. Stickybones also has major applications in the $106.46 billion global education technology market as gamification grows in education to make learning entertaining.

Competition

Our competitors are Lego, Osmo, Bandai, Hasbro, Mattel, and Hot Toys.

Stickybones figures offer a degree of unparalleled poseability, and now that we're connecting them to the metaverse via our AI-powered, pose capture software, we believe we offer something different from our competitors, by providing the feeling of wielding magic with your hands.

We are on the cusp of paving the way for the future of playful learning, by providing a new tactile approach to posing and animating digital assets such as 3D characters, simply by launching our software and posing Stickybones figures with your hands.

We bring a different approach to toy-making and entertainment. Prior to launching Stickybones Inc., we dedicated ourselves to a career of animating magical and never-before-seen worlds, while working at some of the world's top animation and VFX studios. We will always be animators at heart with a passion for breathing life into everything we create. We believe in magic, and it is our mission to craft and harness that magic into the hands of everyone.

Stickybones figures offer an unparalleled degree of poseability, having the ability to hit and hold even the most gravity-defying poses. The wide range of expression and smooth functionality is remarkable, and defensible thanks to our 27 patents (US and International).

People gravitate to our simplified and futuristic designs. Finding ways to increase the range of poseability and expression in our figures is our jam, and simply not seen in other action figures or collectibles.

What sets us apart from our competition is the acute attention we put into increasing the range of motion and poseability in our figures for the needs of highly expressive animation. After all, we are professional animators and have spent a career honing our skills, and we pour all this knowledge into everything we make.

We have a deep passion for finding ways to improve joint mechanics that support fast, intuitive poseability for maximum expression. The combination of our robust joint system, engineering-grade materials, and manufacturing techniques, all contribute to extending the longevity of all our joints. This effort enables our figures the ability to be easily posed into, and hold even the most gravity-defying poses for years and years, backed by our lifetime warranty.

Patents are pending on our AI-powered, pose capture system.

Current Stage and Roadmap

Current Stage

This year, we built and opened our own state-of-the-art injection molding facility in the Bay area, to better position ourselves for future growth, enabling us to be more nimble and focus on design, development, manufacturing, quality control, and fulfillment of our products all under one roof.

We are currently in-market with our ultra-poseable figures and accessories.

Future Roadmap

We believe Stickybones Inc. has a bright future ahead as we look forward to the expansion of our product line of ultra-poseable figures, releasing new character types, and experience-enhancing accessories. The first of which will be the highly anticipated female version.

We also have plans to manufacture quadrupeds i.e. lions, tigers, and bears, and a

horse of course, not to mention a variety of creatures. Additionally, there's a growing demand for 'Stickybones-ifying' licensed properties from popular games and films, using our patented joint system.

New Software: This year we are eager to release our new software that enables anyone to rapidly pose and animate an infinite number of digital 3D characters, simply by launching our software and posing our ultra-poseable Stickybones figures with your hands. By utilizing even just one Stickybones figure, you can control and switch between a wide range of characters, body types, and sizes.

Currently, our software works with bi-pedal characters such as humans or human-like characters, i.e. an ogre, however, we will be extending our pose and animation capture abilities to quadrupeds i.e. lions, tigers, and bears, etc.--and other creatures.

The initial release of our tech will target industry professionals and students through a global rollout of our plugin fo rindustry-standardd DCC (Digital Content Creation) software such as Autodesk's Maya, Blender, and game development platforms such as Unity and Unreal.

Beyond the deployment of our plugins, we plan to reach an even broader consumer market by further leveraging the magical combination of our ultra-poseable Stickybones figures and our micro-motion capture software.

This effort will enable the development and release of numerous art and science apps, providing a fun and engaging space to create, play, and learn within, covering a range of subjects such as anatomy, design, figure drawing, story-telling, cartooning, and animation. We believe there are many exciting licensing opportunities here for us to license well-known and beloved digital characters from popular games and films that can be brought to life at your fingertips simply by moving Stickybones figures into poses with your hands.

We have many other wheel-spoke ideas for products we're excited to share with the world.

The Team

Officers and Directors

Name: Erik Baker

Erik Baker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO)
  Dates of Service: January, 2015 - Present
  Responsibilities: Find uber talent to join our growing team. Erik Baker presently takes an annual salary of $65,000 and holds 5,100,000 shares of Common Stock.

- **Position:** Chief Designer
  Dates of Service: January, 2015 - Present
  Responsibilities: Design and develop new technology that supports our mission to craft and harness magic into the hands of everyone, through our new tactile approach to posing and animating digital character assets

Name: Lauren Baker

Lauren Baker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder/Chief Branding Officer
  Dates of Service: June, 2015 - Present
  Responsibilities: Heavily involved with all daily operations. Brainstorm company visions with Erik. Oversee hiring, production pack out, shipping, Social Media, Customer Service. Lauren Baker presently does not take a salary and holds 4,900,000 shares of Common Stock.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be

no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good

business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can

be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Stickybones Inc. is vulnerable to unforeseen supply chain shortages
As a company that manufactures poseable figures and accessories, we may be vulnerable to raw materials shortages, supply chain and shipping delays related to illness or other unforeseen circumstances such as natural disasters.

Stickybones Inc. is vulnerable to unforeseen supply chain shortages
As a company that manufactures poseable figures and accessories, we may be vulnerable to raw materials shortages, supply chain and shipping delays related to illness or other unforeseen circumstances such as natural disasters.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Erik J. Baker	5,100,000	Common Stock	48.32%
Lauren Wells Baker	4,900,000	Common Stock	46.43%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,020,661 of Common Stock.

Common Stock

The amount of security authorized is 12,500,000 with a total of 10,553,614 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible

bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $100,000.00
  Use of proceeds: Raw materials and steel injection mold improvements
  Date: December 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $86,000.00
  Use of proceeds: Raw materials and steel injection mold improvements
  Date: April 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and

uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2021 was $376,614, a 284% increase over the previous year, 2020. The result of the increase in revenue is due to our supply chains opening back up in 2021. In addition to our increased B2C sales efforts, we also began forming international wholesale partnerships, beginning with Japan.

Cost of sales

Cost of goods for our sales in 2021 was $227,734, an increase of approximately $187,170, from costs of goods of $40,564 in fiscal year 2020. The increase was largely due to an increase in the production of more products in 2021.

Gross margins

2021 gross profit increased by $91,398 over 2020 gross profit and gross margins as a percentage of revenues increased from 39% in 2021 over prior year in 2020. This improved performance was caused by an increase in higher-margin direct-to-consumer sales and the availability of raw materials.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of Stickybones Inc. Expenses in 2021 increased by $187,170 from 2020. Approximately $100,000 of this increase was due to an increase in the price of raw materials and increased compensation and benefits costs. The Company hired six employees in 2022, three in manufacturing, and three in fulfillment and operations.

Historical results and cash flows:

The Company is currently in the growth stage and revenue stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because, in previous years 2020 and 2021, our supply chain for raw materials to make our products was severely impacted. Additionally, Manufacturing production of our products at our former contract manufacturer's facility was drastically reduced due to their inability to keep employees working,

caused in major part by the COVID Pandemic.

Past cash was primarily generated through direct sales to customers via our online store, and sales to B2B retailers. In 2021 our total revenue was $376,614, a 284% increase over the previous year, 2020. In 2022, we saw a 88% increase in net revenue over the previous year, 2021, generating $709,495. Our goal is to grow 75% year over year.

We believe our growth will be the result of our expanding line of consumer products that will coincide with the launch of our new software that connects our physical poseable tools and toys with the metaverse, giving our customers the ability to control digital assets through an intuitive tactile experience. Another growth factor will be the incorporation of more automation and robotics into our manufacturing facility.

Our growth will also be fueled by growing our international wholesale distribution and retail partners. We will also be re-launching our US Amazon store, along with the launch of our international Amazon Stores. Our newly formed affiliate program will also generate substantial growth. Additionally, we are increasing our B2B sales efforts, especially in education, where we see a lot of exciting opportunities, and a space we know will benefit greatly from our products and technology.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2023, the Company has capital resources available in the form of B2C and B2B sales. Cash on hand: $21,000 and a line of credit: $85,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations, in regard to our planned expansion. Aside from the expansion of our product line, our daily operations are supported by revenue generated from the sale of our products.

These funds are required to support the development and production of our new products, which include the expansion of our poseable figure line and supporting software that enhances the Stickybones user experience connecting Stickybones to the metaverse and enabling rapid posing of digital character assets and animation creation. These funds will also support the hiring of a sales team, quality control manager, computer vision engineer, deep learning engineer, and software engineer.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised

from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability and growth of the Company. Of the total funds that our Company has, 85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $46,619.33 for expenses related to:

Salaries: $34,006

Benefits: $4,000

Rent: $3,680

Utilities: $275

Insurance: $458.33

Raw Materials: $3,000

Office/manufacturing supplies: $200

R&D: $1,000.00

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a current monthly burn rate of $97,035.99 for expenses related to:

Salaries: $64,839.33

Benefits: $4,000

Rent: $3,680

Utilities: $275

Insurance: $458.33

Raw Materials: $3,000

Office/manufacturing supplies: $200

R&D: $20,583.33

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- **Creditor:** The Owners (Erik Baker & Lauren Baker)
  Amount Owed: $145,113.00
  Interest Rate: 0.0%

- **Creditor:** Shopify Capital
  Amount Owed: $3,644.05
  Interest Rate: 15.66%

Related Party Transactions

- **Name of Entity:** Erik & Laura Baker
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The Company borrowed money from the shareholders and spouses, Erik (CEO/Co-Founder) and Lauren Baker (Chief Branding Officer/Co-Founder).
  Material Terms: The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. The outstanding balance of the loans is $145,113.

Valuation

Pre-Money Valuation: $12,769,872.94

Valuation Details:

We've been issued 27 utility and design patents domestically & internationally. We've launched our own fully operational injection molding facility in the Bay Area. This enables us to produce tight-tolerance products to a very high-standard, while being well positioned to handle the expansion of our product lines, and increasing production volume. We are more driven, more nimble, more inspired, and more capable than ever to scale our company and the amazing products we have to offer the world.

Market Size:

Global Metaverse market size in 2022: $47.48 billion & predicted to grow to $678.80 Billion by 2030, with a CAGR of 39.44% during the period 2022-2030.

Global animation market size in 2022: $391 billion

Global Toys & Games market size in 2022: $308.21 billion

The smart toys market is expected to register a CAGR of 28% over the forecast period 2022 - 2027.

The rapid adoption of the Internet of Things has spurred the growth of smart and connected toys using multiple technologies, such as IoT, Artificial Intelligence, Smart Devices, and many more, to enhance the experience of learning and fun for children.

In 2023-2024:

We believe we have proven a worldwide demand and growing interest for our products in the education, entertainment, and gaming industries.

Our brand has become analogous with quality, precision, and best-in-class when compared to other poseable figures on the global market. Our many hundreds of 5-star reviews on our website (Stickybones.com) speak for itself.

Our products are used on the desks of artists and animators at many major animation studios, like Disney, Pixar, ILM, Dreamworks, etc.

Expanding our line of poseable figures, using our multi-patented joint system.

Expanding our line of accessories to enhance the Stickybones user experience.

Launching our cutting-edge micro-motion-capture software that connects Stickybones figures to the Metaverse to enhance the experience of learning and fun for children, students, and professionals alike.

Launching a line of art and drawing/animation-centric apps, utilizing our new micro-motion-capture software tech Note: Huge licensing opportunities here.

Start selling on US Amazon again beginning in early 2023. We are a part of the Amazon Launchpad program for successful startups and brands. We have not sold on Amazon for a couple of years due to COVID.

Launching Amazon Australia

Expanding into education and school districts in the US and abroad.

Continued expansion into the Japanese toy figurines, and manga enthusiast market.

Additional Insight Into Our Roadmap:

Our focus will be on connecting our physical line of artistic toys and tools to the metaverse with a clear objective to enhance the experience of work-play, learning, and fun for children and professionals alike.

Using our tech, we'll connect and map work/play activities from real life to digital reality, bridging the gap between the physical world and the metaverse, allowing for real-time interaction with digital characters and assets, providing a magic-like ability to create and play within both the physical world and the metaverse concurrently.

According to Strategic Market Research, the metaverse, "improves online learning, education, and gaming. The Metaverse allows its users to meet others virtually irrespective of their physical distances. It provides a platform with an immersive experience to the user having improved online social interactions and much more that is beyond social media."

Stickybones Inc. Gross Revenue

Gross Revenue for years 2019-2022: $2,401,587

2019: $1,259,648 *Note: $1,022,638 was deferred revenue from our previous pre-sales on Indiegogo.* Sales were deferred until our steel molds were completed and the product shipped to customers.

2020: $98,046 - COVID hit us especially hard due to illness and our supply chain coming to a freeze. Our raw materials were not available, such as plastic resins, steel, magnets, and packing we needed to make our products.

2021: $376,614 - The supply chain beginning to open back up, allowing us to get back to manufacturing and selling our products.

2022: $667,279 - Continuing to bounce back from supply chain freezes in previous years.

A List of Comps For Our Valuation:
Data from Crunchbase Pro

Osmo (Also Known as Tangible Play)

Founded April 1, 2013

Osmo is an interactive play company bringing harmony between physical and digital.

Estimated Yearly Revenue Range: $10M to $50M

Funding Raised: $32.5M

Acquired Jan 16, 2019 for $120M

Superplastic

Founded 2017

Superplastic is a character-based product and entertainment company that creates limited-edition art toys, apparel, games, and animation.

Estimated Yearly Revenue: $12M (Source: https://growjo.com/company/Superplastic)

Latest funding round was a Series A - V for $20M on February 15, 2023 (Source: https://www.cbinsights.com/company/superplastic/financials)

Total Funding Raised: $67M

Valuation in April 2022 was $168M

Rokid

Founded 2014

Rokid specializes in the research and product development of Mixed Reality and Artificial. An Augmented Reality company focuses on bridging the gap between you and the world.

Estimated Yearly Revenue Range: $10M to $50M

Valuation: $1.2B (Nov 2022) Source: https://app.dealroom.co/companies/rokid

----

3 Year Projection of Gross Revenue:

Average Order Value For Stickybones Figures & Accessories In 2022: $167.05

Upcoming release of our AI-powered Software Subscription: Estimated Starting price at $29/month (Billed Annually: $348)

Average Stickybones Figures & Accessories Order Value ($167.05) + Subscription Software ($348/yearly) = $515.05 yearly average sale per targeted customer

We aim to have 50K active subscribers by 2026. Providing a targeted $25,752,500 yearly gross revenue by 2026.

<u>COGS (Cost of Goods Sold):</u>

COGS = $33 Per Average Order Value of $167.05

$167.05(Average Order Value For Stickybones Figures/Accessories) + Subscription Software ($348/yearly) - $33(COGS) = $482.05

Gross Margin Without Software = 80.25%

Gross Margin With Software Subscription = 93.59%

Average Fixed Costs For Stickybones Figures/Accessories = $9.38/per average order

Projected estimation of additional fixed costs for new software-related salaries = $24/per annual subscription

Estimated ad spend of 10% of revenue

Profit goal by 2026: $18,208,250

Summary of Valuation Indicators

* **Patents Issued:** 27

* **Team:** We bring years of Character Animation & Visual FX Industry experience, where we spent our days and nights, creating magical worlds for the big screen. At Stickybones Inc., it's our mission to pour all of this knowledge into our products, and deliver this same, big-screen magic into homes and classrooms across the world.

* **Market Size:** We are poised to disrupt Multiple $Bilion Industries

* **Manufacturing Facility:** In 2022 we built our own cutting-edge Injection Molding Facility

* **Gross Revenue:** Increased revenue year after year since 2020

* **Comps** indicate high-growth markets and increasing demand for our category of products

* **3-Year Projection** of Gross Revenue: $25M+

* **Healthy Gross Margins:** 80%+

The combination of these successes & valuation indicators has lead us to our valuation of $12.7M.

The Company set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.44 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Deferred Fee*
  94.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,234,999.81, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  25.0%
  We will use 25% of the funds raised for market and customer research, new product development and market testing.

- *Inventory*
  10.0%
  We will use 10% of the funds raised to purchase inventory for the Stickybones' poseable figures and accessories that require raw materials such as plastic resin, stainless steel, rare-earth magnets, boxes and packaging, assembly related supplies, and packing materials, in preparation of the expansion and launch of our new line of products.

- *Company Employment*
  50.0%
  We will use 50% of the funds to hire key personnel, including the following roles: Computer Vision Engineer, Deep Learning Engineer, Office Administration, Sales and Marketing, and Customer service, etc. Wages to be commensurate with training, experience and position.

- *Working Capital*
  9.5%
  We will use 15% of the funds for working capital to cover expenses for the initial launch, product expansion, etc. as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.stickybones.com/ (www.stickybones.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/stickybones

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Stickybones, Inc.

[See attached]

STICKYBONES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Stickybones, Inc.
Carlsbad, California

We have reviewed the accompanying financial statements of Stickybones, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 4, 2022
Los Angeles, California

STICKYBONES INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	18,986	$	47,865
Acccounts Receivable, net		7,300		-
Inventory		10,728		47,163
Total Current Assets		**37,014**		**95,027**
Property and Equipment, net		254,652		230,578
Security Deposit		364		364
Total Assets	**$**	**292,029**	**$**	**325,969**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Forward Financing	$	19,092	$	-
Shareholder Loan		145,113		152,386
Deferred Revenue		85,138		136,732
Other Current Liabilities		235,556		195,985
Total Current Liabilities		**484,900**		**485,104**
Promissory Notes and Loans		-		22,236
Simple Agreement for Future Equity (SAFEs)		-		100,286
Total Liabilities		**484,900**		**607,625**
STOCKHOLDERS EQUITY				
Common Stock		106		103
Additional Paid in Capital		201,180		100,897
Retained Earnings/(Accumulated Deficit)		(394,157)		(382,657)
Total Stockholders' Equity		**(192,871)**		**(281,657)**
Total Liabilities and Stockholders' Equity	**$**	**292,029**	**$**	**325,969**

See accompanying notes to financial statements.

STICKYBONES INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
Net Revenue	$	376,614	$	98,046
Cost of Goods Sold		227,734		40,564
Gross profit		148,879		57,482
Operating expenses				
General and Administrative		213,407		217,369
Sales and Marketing		-		942
Total operating expenses		213,407		218,311
Operating Income/(Loss)		(64,528)		(160,829)
Interest Expense		6,300		1,290
Other Loss/(Income)		(62,088)		1,109
Income/(Loss) before provision for income taxes		(8,740)		(163,229)
Provision/(Benefit) for income taxes		2,760		4,114
Net Income/(Net Loss)	**$**	**(11,500)**	**$**	**(167,343)**

See accompanying notes to financial statements.

STICKYBONES INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	10,000,000	**$ 100**	**$ 14,900**	**$ (215,314)**	**$ (200,314)**
Note Conversion	260,458	3	85,997		86,000
Net income/(loss)				(167,343)	(167,343)
Balance—December 31, 2020	10,260,458	103	100,897	$ (382,657)	**$ (281,657)**
SAFE conversion	293,156	3	100,283		100,286
Net income/(loss)				(11,500)	(11,500)
Balance—December 31, 2021	**10,553,614**	**$ 106**	**$ 201,180**	**$ (394,157)**	**$ (192,871)**

See accompanying notes to financial statements.

STICKYBONES INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(11,500)	$	(167,343)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		17,081		14,262
PPP Loan Forgivness		(22,236)		
Changes in operating assets and liabilities:				
Acccounts receivable, net		(7,300)		13,939
Inventory		36,435		(25,180)
Deferred Revenue		(51,594)		76,019
Other Current Liabilities		39,571		1,983
Net cash provided/(used) by operating activities		**457**		**(86,320)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(41,155)		(9,657)
Net cash provided/(used) in investing activities		**(41,155)**		**(9,657)**
CASH FLOW FROM FINANCING ACTIVITIES				
Forward Financing		19,092		-
Shareholder Loans		(7,273)		46,192
Borrowing on Promissory Notes and Loans		-		22,236
Net cash provided/(used) by financing activities		**11,820**		**68,428**
Change in Cash		(28,878)		(27,549)
Cash—beginning of year		47,865		75,414
Cash—end of year	**$**	**18,986**	**$**	**47,865**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	6,300	$	1,290
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		100,286	$	86,000
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Stickybones Inc. was incorporated on February 28, 2018 in the state of Delaware. The financial statements of Stickybones Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Carlsbad, California.

Stickybones Inc. is a toy and animation-tech company, founded by animators, who are on the cusp of defining a new breed of poseable, smart-toys that bridge the gap between tactile play and extended reality experiences. We develop and manufacture high-quality products that ignite the imagination and inspire a magical, Hogwarts-like play experience. Building on the success of our product design, our revolutionary multi-patented joint system, our AI-powered pose-capture software, and an accumulation of knowledge gained while working in the animation and VFX industry, we bring insight and a set of skills that uniquely positions us to super-charge our growing line of poseable figures, by linking them to the metaverse, paving the way to make an exciting impact on the entertainment, gaming, and educational space. Presently we sell our line of highly poseable figures and accessories for the education and entertainment industries through B2B, B2C, and wholesale partners.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture and Fixtures	5 years
Equipment	5 years
Molds	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Stickybones Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts

that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of highly poseable figures and accessories for the education and entertainment industries through B2B, B2C, and wholesale partners.

Cost of sales

Costs of sales include the cost goods sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $0 and $942, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 4, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements.

The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	10,728	44,758
Raw materials		2,405
Total Inventory	**$ 10,728**	**$ 47,163**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued Expenses	190,000	190,000
Accrued Interest Payable	3,978	3,978
Sales Tax Payable	2,573	2,008
Accrued Other Expenses	39,006	-
Total Other Current Liabilities	**$ 235,556**	**$ 195,985**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Furniture and Fixtures	$ 6,434	$ 6,434
Equipment	42,657	42,657
Molds	294,519	253,363
Property and Equipment, at Cost	**343,610**	**302,454**
Accumulated depreciation	(88,957)	(71,877)
Property and Equipment, Net	**$ 254,652**	**$ 230,578**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $17,081 and $14,262, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,500,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2021, and December 31, 2020, 10,553,614 shares and 10,260,458 shares have been issued and are outstanding, respectively.

7. DEBT

Promissory Notes & Loans

During 2020, the Company entered into PPP loan agreement. The loan was forgiven in 2021. The details of the Company's loan and the terms are as follows:

					For the Year Ended December 2021			For the Year Ended December 2020		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
PPP Loan	$ 22,236	1.00%	2020	Forgiven in 2021	$ -	$ -	$ -		$ 22,236	$ 22,236
Total					$ -	$ -	$ -	$ -	$ 22,236	$ 22,236

Forward Financing

During fiscal year 2021, the Company entered into a Shopify Capital Agreement in the amount of $20,900. The remittance rate is 14%. The lender provides the company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2021, the outstanding balance of this kind of financing is in the amount of $19,092, and entire amount is classified as the current portion.

Owner Loans

During the years presented, the Company borrowed money from the owners and spouses Erik and Lauren Baker. The details of the loans from the owners are as follows:

			For the Year Ended December 2021			For the Year Ended December 2020		
Owner	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Erik and Lauren Baker	0.00%	No set maturity	$ 145,113		$ 145,113	$ 152,386		$ 152,386
Total			$ 145,113	$ -	$ 145,113	$ 152,386	$ -	$ 152,386

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of Year Ended December 31,	
SAFE(s)	Principal amount	Borrowing Period	Valuation Cap	Discount	2021	2020
Safe 2018	$ 100,000	Fiscal Year 2018	$ 3,500,000	20%	$ -	$ 100,286
Total SAFE(s)					**$ -**	**$ 100,286**

During 2021, the Company converted SAFEs with principal amount of $100,000 into 293,156 Common Stock.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (31,685)	$ (58,228)
Valuation Allowance	31,685	58,228
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (89,913)	$ (58,228)
Valuation Allowance	89,913	58,228
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $301,316, and the Company had state net operating loss ("NOL") carryforwards of approximately $301,316. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

In the past, the Company borrowed money from the shareholders and spouses, Erik and Lauren Baker. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2021 and December 31, 2020, the outstanding balance of the loans is $145,113 and $152,386.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through January 4, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $64,528 and liquid assets in cash of $18,986, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Stickybones is not live or open to the public at this moment.

INVEST IN STICKYBONES TODAY!

Intuitive Flexibility at your Fingertips

Stickybones, Inc. is a toy and animation-tech company founded by animators on the cusp of defining a new breed of poseable smart toys that bridge the gap between tactile play and ...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Stickybones
Revolutionary Animation-Tech

$0 Raised

REASONS TO INVEST

- Our multi-patented joint system and upcoming AI-powered pose-capture software link our growing line of poseable figures to the metaverse, paving the way for entertainment that unites physical and digital play.
- We have nearly doubled our sales in the past year as we disrupt multiple major markets, including the $106.46 billion global education technology industry and the $10.11 billion global smart toys industry.*
- We began our journey on Indiegogo, where we ultimately raised $1,026,762, surpassing our funding goal by 11,080%.

*Information from Kitaboo (Source)

Invest Now
$1.21 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$249.26	$12.77M

THE PITCH

At Stickybones, we are taking years of experience as feature film animators to create a line of highly articulated toys that bridge the gap between physical play and the metaverse. Our figures' revolutionary, multi-patented joint system creates a uniquely tactile and playful creation experience that connects seamlessly to the digital world. We nearly doubled our revenue from 2021 to 2022, and with the upcoming release of our AI technology we are ready to unleash the imagination of a new generation of children and adults alike.

OVERVIEW

Defining the Play Experience of the Future


Move From
Idea To
Animation
Faster
Than Ever

Prior to launching Stickybones, we dedicated ourselves to a career of animating magical and never-before-seen worlds while working at some of the world's top animation and VFX studios. We will always be animators at heart, with a passion for breathing life into everything we create. That's why we set out to create a well-designed line of toys made with highly durable materials capable of interacting with the metaverse. Our products span physical and technological experiences, giving people a magical space to play, create, and learn within.


HOW?
With Revolutionary
Animation-Tech
Stickybones, Inc. is a toy and
animation-tech company on the
cusp of defining a new breed of
poseable, smart toys.

THE PROBLEM & OUR SOLUTION

Highly Durable Toys Bridging Physical Play and the Metaverse

We designed Stickbones figures to be versatile and precisely calibrated to articulate poses quickly and expressively. Our improved mechanics, materials, and manufacturing techniques extend the longevity of our joints and allow them to hold even the most gravity-defying poses for years, backed by a lifetime warranty.







Discover An Unparalleled Level Of Poseability

We've combined the functionality of a skeleton with the form of a puppet

By leveraging advances in AI and computer vision, we are able to capture physical poses and translate them into the digital world. This revolutionary approach to working and playing with digital assets such as 3D characters gives people the ability to rapidly animate simply by posing our Stickybones figures with their hands.









Our micro-motion capture system is both tactile and visual, which uniquely engages the visual, kinesthetic, and tactile learners that make up 70-80% of all people. We've seen success with our toys used as educational tools and to aid in communication for people with ADD, ADHD, and ASD.


With Revolutionary Animation-Tech
we are doing something that has never been done before





WE BELIEVE

We Are The First...

To develop the technology to animate digital characters by manipulating a physical, wireless, posable figure.



THE MARKET & OUR TRACTION

Customer-Beloved Technology Impacting Multiple Major Industries

The global smart toys market was valued at $10.11 billion as of 2020, growing at a CAGR of 28%. Stickybones also has major applications in the $106.46 billion global education technology market as gamification grows in education to make learning entertaining (Source).

We're Developing Key Tech For $Billion Markets


THE USBORN

$678.80B

Predicted Metaverse market size, 2030

$391B

Global animation market size, 2022

$308.21B

Global Toys & Games market size, 2022

Source | Source | Source

We hold 27 utility and design patents. Our products are available for sale to consumers via our website, Amazon, and retailers such as TouchofModern and new international wholesale partnerships. Our products are used on the desks of artists and animators who work at major animation studios such as Disney, Pixar, ILM, Dreamworks, and more.

Superior Products...





...Built In Our State Of The Art Facility

And Used By Customers Who Work At...

The Walt Disney Studios, DreamWorks, Pixar Animation Studios, Sony Pictures Animation, Aardman, Laika, Marvel Studios, Blizzard Entertainment, Lucasfilm Ltd

This year, we built and opened our own **state-of-the-art injection molding facility** in the San Francisco Bay Area, enabling us to execute our design, development, manufacturing, quality control, and fulfillment all under one roof.


TESTIMONIALS
We Create Magical Moments Of Play And Inspiration For Our Customers
My First Thought Was "Wow, Stickybones Is Outstanding!"
JOAN ASHCRAFT, PH.D.
Director of Fine and Performing Arts | TUSD
Co-designer | DMA
"Stickybones is a really cool way to explore and come up with new poses, or to push the existing poses I normally would not have pushed."
GARRETT SHIKUMA
Animator | Ice Age 3, Rio
"Animator's Dream
It's obvious [it] is designed by and for animators. Every element is so well thought out...
ED CHEETHAM
Department Head of Dept. of Motion Design | Ringling College of Art and Design
"Using Stickybones to do a short film or to teach yourself animation is so much easier than building your own character.
TERESA STORHOFF
Animator | Ice Age 3, Mr. Popper's Penguins

**The above testimonials may not be representative of the opinions or the experiences of other users and is not a guarantee of future performance or success.*

WHY INVEST

Designing the Next Generation of Entertainment and Education Tools


Invest Now Before The Future Of Animation Gets Up And Walks Away

As animators, we believe in magic, and it is our mission to craft and harness that magic into the hands of everyone. With this raise, we plan to extend our market share, launch new products, and grow our distribution network. With the growing trends of gamification and AR/VR to better hold the attention of students, the developing metaverse, and advances in deep learning, computer vision, and AI technology, now is the time to envision a new future of play.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
380 Carrol Court Suite D
Brentwood, CA 94513

WEBSITE
View Site

Stickybones, Inc. is a toy and animation-tech company founded by animators on the cusp of defining a new breed of poseable smart toys that bridge the gap between tactile play and extended reality experiences. Our products are available for sale on our website, Amazon, and through wholesale distributors.

TEAM



Erik Baker
CEO & Chief Designer

During Erik Baker's career as a Character Animator, working on feature films such as TRON: Legacy, Transformers 2 & 4, Rio 2, Real Steel, he collaborated within a large team of artists, technicians, and engineers. It was during this time, he saw a need for a solution to express visual ideas faster and more playfully. Driven to empower artists and toy enthusiasts with high-quality products that ignite the imagination, Erik designed and engineered our first product—the ultra-poseable figure that helps artists, animators, and toy enthusiasts realize their ideas and tell their stories quicker than ever before.

Inspired by Stickybones' amazing community, and everyone's enthusiasm for Stickybones' line of poseable figures and accessories, Erik is "ridiculously excited" to expand their line of products, and add a whole lot of magic and play into the world!



Lauren Baker
Co-Founder & Chief Branding Officer

Lauren Wells Baker is one of the two original Stickybones Cofounders. Since its founding and to this day she is intimately involved in the multifaceted daily operations of the company. Prior, she had worked for years in the fast-paced, intense and highly competitive feature film animation world. She's worked at numerous world-class studios and contributed animated performances in a variety of styles ranging from highly-realistic, scary creatures to zippy, cute, and cartoony Rio birds to (her favorite) the groundbreaking style of the Peanuts Movie. When Erik pitched her the idea for Stickybones, she was IMMEDIATELY on board, knowing first hand the need for such a tool in the art world. She joined Stickybones full-time once the prototype was ready and helped plan for and launch the Indiegogo campaign to raise funds for the manufacturing of this product she fully believes in.

TERMS

Stickybones

Overview

PRICE PER SHARE
$1.21

VALUATION
$12.77M

DEADLINE
May 1, 2023

AMOUNT RAISED
$0

Breakdown

MIN INVESTMENT
$249.26

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.81

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
8,264

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
1,020,661

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

Company	:	**Stickybones, Inc.**
Corporate Address	:	**380 Carrol Court Suite D, Brentwood, CA 94513**
Offering Minimum	:	**$9,999.44**
Offering Maximum	:	**$1,234,999.81**
Minimum Investment Amount (per investor)	:	**$249.26**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**8,264**
Maximum Number of Shares Offered	:	**1,020,661**
Price per Share	:	**$1.21**

Pre-Money Valuation : $12,769,872.94

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the next 72 hours and receive 10% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive 5% bonus shares.

Amount-Based:

$500+ | Tier 1

50% Product Discount (Discount applies a maximum of 3 Stickybones Figures).

$1,000+ | Tier 2

Receive access to our private Investor Facebook Group | 1 Free Stickybones Figure & 1 Fly-Rig 2.0 | Additional 50% Product Discount (Discount applies a maximum of 3 Stickybones Figures).

$2,500+ | Tier 3

Receive access to our private Investor Facebook Group | 3 Free Stickybones Figures & 2 Fly-Rigs 2.0 | Additional 50% Product Discount (Discount applies a maximum of 5 Stickybones Figures) | Access to Investor Webinar with the Founders of Stickybones.

$5,000+ | Tier 4

Access to private Investor FB Group | 5 Free Stickybones Figures & 3 Fly-Rigs 2.0 | 50% Off Stickybones (max 7) | 2% Bonus Shares | Access to Investor Webinar w/Founders | Investors Meet and Greet event w/Drinks and Hors d'oeuvres.

$10,000+ | Tier 5

Private Investor FB Group | 7 Stickybones Figures & 4 Fly-Rigs 2.0 | 50% Off Stickybones (max 10) | 5% Bonus Shares | Investor Webinar w/Founders | Investors Meet and Greet event w/drinks and hors d'oeuvres | Private phone call w/founders.

$25,000+ | Tier 6

PVT Investor FB Grp | 15 SB Figs. & 7 Fly-Rigs 2.0 | 50% Off SB (max 20) | 10% Bonus Shares | Investor Webinar | Meet/Greet w/Drinks & Hors d'oeuvres | PVT call w/founders | PVT dinner w/Founders | Tour of mfg facility | Early access to new products.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Stickybones will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.21 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $121. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

JOIN THE DISCUSSION

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HOW INVESTING WORKS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Intro: The World of Art Today

So what's unique about art today is it merges multiple disciplines. And, you know, this is where the magic happens. You know, we're merging art with emerging technology. We're melding these two worlds together and creating something new that's never been seen before.

Meet Stickybones. StickyBones is an art tech animation, entertainment company.

As an animator, I always wanted tools to help me figure out poses for performances and storytelling poses, and that's what StickyBones is.

StickyBones' figures and accessories are storytelling tools that help artists, filmmakers, animators tell their stories faster and more easily and more intuitively and in a playful sort of way. Part of our magic sauce is our unique joint system. It allows the widest range of motion possible, and when you can accomplish that and hold poses, it enables you to then broaden the degree of expression that you can communicate with the opposable figure.

In addition to this, we've created a new type of software that we call micro motion capture. It's like motion capture, but for a small scale that we're working in that will capture the poses and motion of StickyBones in real-time simply by turning on your webcam or your iPhone, pointing at StickyBones, the figure, and launching our plug-in. Giving us that magical feeling, that tactile experience of being able to grab StickyBones, grab your posable figure, move it with your hands, and then see in 3D digital space, your digital character move in real-time.

Our products are being used across the world and in studios like Disney, DreamWorks, ILM, Pixar. We're also seeing our products being used in schools. Teachers and students are reaching out to us and sending us images and videos of many cool projects that they're using StickyBones for.

Currently, we sell our StickyBones products on our online store stickybones.com, and we also sell our products on other retail channels such as Amazon.

Recently we've expanded our international wholesale distribution partnerships and we've seen a lot of exciting growth there.

And, you know, one of the things that we really wanted to do as a company is we wanted to take control of the manufacturing process. We wanted to improve our quality. We wanted to improve efficiency. We wanted to be more nimble. We've now built our very own manufacturing facility where everything; the injection molding, the assembly, the boxing, is all done here under one roof.

So what makes us unique as a company.

My co-founder and I come from an animation and visual effects background, working on a number of different feature films. And everything we've done with our products is thinking about it from an animator's perspective and a filmmaking point of view. So we've literally

poured every valuable nugget that we've learned in the animation industry into our products, and we have now secured a substantial amount of IP for both our physical products and our software.

StickyBones has big plans for the future. We'll be expanding into new figures and product lines, continuing to innovate by merging cutting-edge technology with playful, tactile tools and experiences. Our entire line of poseable StickyBones figures will be connected to the Metaverse for digital creation, making subscription-based A.I. software available to everyone. Creating entertainment-centric apps and growing in licensed TV, film, and gaming IP.

Investing in StickyBones allows us to continue our mission of crafting and harnessing magic into the hands of everyone.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Exhibit F – TTW Materials

Stickybones

Want to own a piece of

Stickybones Inc?

An opportunity to invest in Stickybones Inc. is coming soon!

We first launched our company with the crowdfunded support of our backers on Indiegogo.

Now we're about to take the next step—raise the funds needed to grow Stickybones Inc. to its full potential via a crowdfunding equity campaign that *you* can be a part of.

Our success is your success!

More details soon!

-Team Stickybones




Stickybones






Stickybones
Investment
Opportunity
Coming Soon
LEGAL DISCLOSURE: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST

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.
.
.
[LEGAL DISCLOSURE: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.]

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3 DAYS AGO

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Stickybones
Investment
Opportunity
Coming Soon
LEGAL DISCLOSURE: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

stickybones.pose · Follow

stickybones.pose Want to own a piece of
Stickybones Inc? 💪

An opportunity to invest in Stickybones Inc. is coming soon!

We first launched our company with the crowdfunded support of our backers on Indiegogo.

Now we're about to take the next step—raise the funds needed to grow Stickybones Inc. to its full potential via a crowdfunding equity campaign that you can be a part of.

Our success is your success!

More details soon!

39 likes

3 DAYS AGO

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Subject: 6 DAYS to Crowdfunded Equity Campaign!

Team Stickybones <hello@stickybones.com> Wed, Mar 8, 2:19 PM (1 day ago)
to erik

You are viewing an attached message. StartEngine Mail can't verify the authenticity of attached messages.


6 DAY COUNTDOWN
NEXT TUESDAY MARCH 14TH,
we are launching our crowdfunded equity campaign with the platform, Start Engine.
This is a unique opportunity to own a piece of Stickybones Inc. We have many exciting things in development and we're excited to invite you to be a part of it!
Please mark your calendar!
INVESTMENT OPPORTUNITY
UPCOMING!
Stickybones
LAUNCHING ON
start engine
www.stickybones.com

LEGAL DISCLOSURE: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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